Exhibit 99.1

Lavoro Limited Begins Trading on the Nasdaq Stock Market

Lavoro ordinary shares and warrants begin trading on Nasdaq on March 1, 2023 under ticker symbols “LVRO” and “LVROW”, respectively

Trading follows the successful completion of the business combination with TPB Acquisition Corporation I

Gross proceeds of approximately $134.4 million expected to fund Lavoro’s investment activities and growth initiatives

Lavoro is officially the first US-listed pure-play Latin American agricultural inputs retailer

SÃO PAULO -- Lavoro Limited (“Lavoro” or the “Company”), the largest agricultural inputs retailer in Brazil, began trading today on the Nasdaq Stock Market (“Nasdaq”) following the completion of its business combination with TPB Acquisition Corporation I (“TPB Acquisition Corp.” or “TPBA”), a special purpose acquisition company sponsored by The Production Board.

“We are immensely excited to transition into the next phase of our company’s development as we begin trading on Nasdaq,” said Ruy Cunha, Chief Executive Officer of Lavoro. “We believe that the gross proceeds provided by this transaction put the Company in a prime position to drive shareholder value as we execute against our growth strategy to enhance penetration of agricultural technologies across Latin America, which is reinforced by our ongoing focus on expanding our footprint both organically and through market consolidation. Within this backdrop, we are also bolstering our mission to address food insecurity and empowering farmers by creating greater access to innovative agricultural solutions.”

Latin America’s Leading Independent Agricultural Inputs Retailer – a Scaled, Profitable, and Growing Business

Through the acquisition of over 20 small- and medium-sized companies, São Paulo-based Lavoro has quickly become Brazil’s largest agricultural inputs retailer by revenue and market share. Lavoro’s geographical presence also extends to Colombia, Peru, Chile and Uruguay.

The Company offers farmers a comprehensive portfolio of agriculture input products including seed, fertilizer, crop protection, emerging biologics and other specialty products. Lavoro’s 924 technical sales representatives have met with more than 60,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes.

Lavoro’s vertically-integrated crop inputs business, “Crop Care,” is a major supplier of biologics and specialty fertilizers in Brazil. Operating at the forefront of agriculture technology, we believe the Company’s portfolio of proprietary biologics helps to enable farmers to protect their crops from disease, pests, and weeds without the carbon and environmental persistence of traditional synthetic crop chemistry – while helping to improve soil health and productivity, lowering the need for synthetic fertilizers.

Demonstrating the strength of its acquisitions and organic growth playbook, Lavoro successfully acquired and integrated 24 businesses, and generated R$8.2 billion in pro forma revenue in the fiscal year ended June 30, 2022 alone and R$151.3 million in pro forma net income in the same period. Lavoro grew its revenue by a CAGR of 69% between fiscal year 2020 to fiscal year 2022, including a 23% and 14% year-over-year organic growth in fiscal year 2021 and fiscal year 2022, respectively. At the same time, Lavoro believes it has also achieved robust organic growth through retail and product portfolio expansion, as well as operational improvements.

The Urgent Need to Boost Food Security, Sustainably

Thanks to its strategic position as a key player across the world’s largest agricultural exporting region, Lavoro has the ability to transform Latin American agriculture and strengthen global food security at a time when global food supply chains have become increasingly unstable.

Over 750 million people in 2021 were living with under 1,200 calories a day, according to the Food and Agricultural Organization of the United Nations (FAO), an increase of nearly 200 million in the last four years. To feed a growing population, the amount of calories produced must increase by 56% by 2050, according to the FAO.

Proven technologies to increase yields are already available but need to scale up in every region – particularly among small and mid-sized farmers in Latin America. The key to reaching these farmers and empowering them with the best technology is the agricultural retailer.

65% of Brazilian farmland is managed by farmers with 250 to 25,000 acres under production, clearly indicating that small farmer productivity in Brazil, and Latin America more widely, is a key part of the solution. Thanks to Lavoro’s business model focused on direct collaboration with farmers to drive technology adoption, Lavoro can play a key role in increasing the agricultural sector’s productivity sustainably.

About Lavoro

Lavoro is Brazil’s largest agricultural inputs retailer and a leading provider of agriculture biologics inputs. Through a comprehensive portfolio, we believe Lavoro empowers farmers to adopt breakthrough technology and boost productivity. Founded in 2017, Lavoro has a broad geographical presence, with distribution operations in Brazil and Colombia, and an emergent agricultural input trading company in Uruguay. Lavoro’s 924 technical sales representatives have met with more than 60,000 customers on farms and at 193 retail locations multiple times per year to help them plan, purchase the right inputs, and manage their farming operations to optimize outcomes. Learn more about Lavoro at www.lavoroagro.com.br.

Forward-Looking Statements

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The contents of any website mentioned or hyperlinked in this press release are for informational purposes and the contents thereof are not part of or incorporated into this press release.

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “aims,” “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the expectations regarding the growth of Lavoro’s business and its ability to realize expected results, grow revenue from existing customers, and consummate acquisitions; opportunities, trends and developments in the agricultural input industry, including with respect to future financial performance in the industry. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lavoro and TPB Acquisition Corp.

These forward-looking statements are subject to a number of risks and uncertainties, including but not limited to, the outcome of any legal proceedings that may be instituted against Lavoro, TPB Acquisition Corp. or the combined company related to the business combination agreement or the transaction; the ability to maintain the listing of Lavoro’s securities on Nasdaq; the price of Lavoro’s securities may be volatile due to a variety of factors, including changes in the competitive and regulated industries in which Lavoro operates, variations in operating performance across competitors, changes in laws and regulations affecting Lavoro’s business; Lavoro’s inability to meet or exceed its financial projections and changes in the combined capital structure; changes in general economic conditions, including as a result of the COVID-19 pandemic; the ability to implement business plans, forecasts, and other expectations, changes in domestic and foreign business, market, financial, political and legal conditions; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; costs related to the business combination and being a public company and other risks and uncertainties indicated from time to time in the proxy statement/prospectus filed by Lavoro relating to the business combination or in the future, including those under “Risk Factors” therein, and in TPB Acquisition Corp.’s or Lavoro’s other filings with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TPB Acquisition Corp. nor Lavoro presently know or that TPB Acquisition Corp. nor Lavoro currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

In addition, forward-looking statements reflect TPB Acquisition Corp.’s and Lavoro’s expectations, plans or forecasts of future events and views as of the date of this press release. TPB Acquisition Corp. and Lavoro anticipate that subsequent events and developments will cause TPB Acquisition Corp.’s or Lavoro’s assessments to change. However, while TPB Acquisition Corp. and the TPB Acquisition Corp. may elect to update these forward-looking statements at some point in the future, TPB Acquisition Corp. and Lavoro specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing TPB Acquisition Corp.’s or Lavoro’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Guilherme Nascimento

guilherme.augusto@lavoroagro.com.br +55 66 9 9911-3093

Fernanda Rosa

fernanda.rosa@lavoroagro.com +55 41 9 9911-2712